3/11/03

03014066

SECU... ...COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 50074

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 3 2003
WASH, D.C.
181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DOMINION PARTNERS, L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4401 Dominion Blvd., Suite 220
(No. and Street)

Glen Allen	VA	23060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick T. Naschold — 804-418-6271
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tibbs, Hansen, Smith & Riegel, Ltd.
(Name — *if individual, state last, first, middle name*)

Stony Point Office Park, Suite 203, Richmond, VA 23225
~~9211 Forest Hill Ave.~~
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Frederick T. Naschold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Partners, L.C., as of December 31, 2002, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State Of Virginia
County Of Henrico
Given under my hand
this 2/19/03 by
Frederick T. Naschold

Signature

Principal

Title

Notary Public
My commission expires: 12/31/04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINION PARTNERS, L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2002
with
INDEPENDENT AUDITOR'S REPORT

Table of Contents

TIBBS, HANSEN, SMITH & RIEGEL, LTD.
Certified Public Accountants
A Professional Corporation
9211 Forest Hill Avenue, Suite 203
Richmond, Virginia 23235

PHILIP G. TIBBS, CPA
MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
FRANK S. WARREN, JR., CPA
DALE H. CONE, CPA

MAILING ADDRESS
P.O. BOX 36608
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

INDEPENDENT AUDITOR'S REPORT

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

We have audited the accompanying statement of financial condition of Dominion Partners, L.C. as of December 31, 2002, and the related statements of income, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominion Partners, L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Tibbs, Hansen, Smith & Riegel, Ltd.

January 30, 2003

Exhibit A

DOMINION PARTNERS, L.C.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

ASSETS

Current assets:	
Cash	$138,776
Contract receivable	110,000
Total current assets	248,776
Furniture and equipment:	
Furniture	9,567
Computer equipment	7,057
	16,624
Less accumulated depreciation	14,591
	2,033
	$250,809

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Pension plan payable	1,019
Total current liabilities	1,019
Members' equity:	
Class A	-
Class B	249,790
Total members' equity	249,790
	$250,809

See accompanying notes to financial statements.

Exhibit B

DOMINION PARTNERS, L.C.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2002

Investment banking fees	$639,097
Operating expenses:	
Employee compensation	430,288
Regulatory fees	1,752
Depreciation and amortization	1,356
Management fee	23,700
Rent	16,451
Professional services	7,002
Other operating costs	37,439
Total operating expenses	517,988
Operating income	121,109
Other income:	
Interest income	418
Net income	$121,527

See accompanying notes to financial statements.

Exhibit C

DOMINION PARTNERS, L.C.

STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

	Class A	Class B	Total
Balance, January 1, 2002	$ -	$ 54,568	$ 54,568
Net income	-	121,527	121,527
Capital contributed	-	75,000	75,000
Distributions to members	-	(1,305)	(1,305)
Balance, December 31, 2002	$ -	$249,790	$249,790

See accompanying notes to financial statements.

Exhibit D

DOMINION PARTNERS, L.C.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows provided by (used in) operating activities:	
Net income	$121,527
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:	
Depreciation and amortization	1,356
Changes in current assets and liabilities:	
Increase in contract receivable	(110,000)
Decrease in payroll taxes withheld and payable	(8,852)
Increase in pension plan payable	559
Net cash provided by operating activities	4,590
Cash flows provided by (used in) financing activities:	
Capital contributions from members	75,000
Distributions to members	(1,305)
Net cash provided by financing activities	73,695
Net increase in cash	78,285
Cash beginning of year	60,491
Cash end of year	$138,776

See accompanying notes to financial statements.

DOMINION PARTNERS, L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Nature of operations and summary of significant accounting policies

The accounting and reporting policies of the Dominion Partners, L.C. conform to U.S. generally accepted accounting principles.

(a) The Company is a limited liability company formed under the laws of the Commonwealth of Virginia on July 16, 1996. The term of the Company shall continue in full force and effect until December 31, 2045. The Company is a broker/dealer and is a member of the National Association of Securities Dealers (NASD).

(b) There were no securities transaction during the year.

(c) Investment banking fees are earned from providing merger and acquisition and financial restructuring advisory services. Its customers are principally small and medium size businesses in the eastern United States.

(d) The Company is treated as a partnership for income tax purposes. The Company is not subject to income taxes. The profits are taxed to the members on their individual income tax returns. Therefore, no provisions have been made to reflect taxes on income in the accompanying statement of income.

(e) The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Corporation periodically has funds in excess of $100,000 in this financial institution.

(f) Purchases of furniture and equipment are recorded at cost. Depreciation is computed using the Modified Accelerated Cost Recovery System method over a useful life of 5 to 7 years.

(g) The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The ultimate results could differ from those estimates.

DOMINION PARTNERS, L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $137,757, which was $132,757 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.007 to 1.

3. Retirement plans

The Company has an employee savings/retirement plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The Company matched contributions up to 3% of base salary. Total Company contributions were $11,551 in 2002.

4. Related party transaction

The Company rents office facilities and incurs management fees from a partnership whose partners are also members of the Company. Total rent expense for 2002 was $16,451. The management fee was $23,700. The rent is on a month-to-month basis.

5. Significant customer

Four customers accounted for 28%, 23%, 17% and 10%, respectively, of investment banking fees in 2002.

6. Members' equity

The Company has two classes of members. Each Member is entitled to vote on a Pro Rata basis with his class. Class A has 45% of the aggregate vote; Class B has 55% of the aggregate vote.

No member can voluntarily resign or withdraw from the Company without the written consent of a majority vote of the Board.

Profits and losses are allocated to each class based on various criteria as defined in the operating agreement.

DOMINION PARTNERS, L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

7. Other matters

Class B members of the Company have separately entered into a line of credit arrangement with a bank to provide up to $300,000 of working capital for the Company. This line expires October 30, 2003. During the term of the commitment, there cannot be any change in control, ownership or legal structure of the Company without the prior written consent of the lender.

TIBBS, HANSEN, SMITH & RIEGEL, LTD.
Certified Public Accountants
A Professional Corporation
9211 Forest Hill Avenue, Suite 203
Richmond, Virginia 23235

PHILIP G. TIBBS, CPA
MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
FRANK S. WARREN, JR., CPA
DALE H. CONE, CPA

MAILING ADDRESS
P.O. BOX 36608
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

We have audited the accompanying financial statements of Dominion Partners, L.C. as of and for the year ended December 31, 2002, and have issued our report thereon dated January 30, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have performed the procedures as specified in Securities and Exchange Commission Rule 17a-5(d)(4) and have determined that there is no difference between the amounts specified in the computation of net capital under Section 240.15c3-1 at December 31, 2002, as reported in the 2002 fourth quarter FOCUS Report as amended, and amounts contained in the December 31, 2002 audited financial statements.

There is no difference between the excess net capital at 1000% amounts specified in the computation of net capital under Section 240.15c3-1 at December 31, 2002, as reported in the 2002 fourth quarter FOCUS Report as amended and the amounts contained in the December 31, 2002 audited financial statement.

In addition, under the provisions of Section 240.15c3-3, which relates to the Computation for Determination of Reserve Requirements, Dominion Partners, L.C., is not currently required to maintain any amounts in reserve.

Tibbs, Hansen, Smith & Riegel, Ltd.

January 30, 2003

Schedule 1

DOMINION PARTNERS, L.C.

COMPUTATIONS OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL:	
Total members' equity	$249,790
Total members' equity qualified for net capital	249,790
Total capital and allowable subordinated liabilities	249,790
Less nonallowable assets	112,033
Net capital before haircuts on securities positions	137,757
Haircuts on securities	-
Net capital	$137,757
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital requirement	$ 68
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$132,757
Excess net capital at 1000%	$137,655
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 1,019
Percentage of indebtedness to net capital	$ 1%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	$ 0%

See independent auditors' report on supplementary information.

TIBBS, HANSEN, SMITH & RIEGEL, LTD.
Certified Public Accountants
A Professional Corporation
9211 Forest Hill Avenue, Suite 203
Richmond, Virginia 23235

PHILIP G. TIBBS, CPA
MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
FRANK S. WARREN, JR., CPA
DALE H. CONE, CPA

MAILING ADDRESS
P.O. BOX 36608
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

In planning and performing our audit of the financial statements and supplemental schedule of Dominion Partners, L.C. (the Company), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling

this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

TIBBS, HANSEN, SMITH & RIEGEL, LTD.

This report is intended solely for the use of the members, management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Tibbs, Hansen, Smith & Riegel, Ltd.

January 30, 2003